# SEC Schedule 13D/A (Amendment No. 1) — Beneficial ownership report by holders of more than 5% of a class

Issuer: EWSB Bancorp, Inc., CIK 0002013792
CUSIP: 26929P107
Title of class of securities: Common Stock
Address of issuer's principal executive offices: 109 West Second Street, Kaukauna, Wisconsin (WI), 54130
Date of event which requires filing of this statement: 06/29/2026
Filed by CIK 0002037911
Persons authorized to receive notices and communications: Kory J. Schneider, 109 West Second Street, Kaukauna, Wisconsin (WI), 54130, 920-766-4646

## Reporting persons
- Kory J. Schneider (CIK 0002037911): type of reporting person: individual (IN), parent holding company or control person (HC); citizenship or place of organization: United States (X1); source of funds: personal funds (PF); sole voting power 72,131; shared voting power 25,040; sole dispositive power 72,131; shared dispositive power 25,040; aggregate amount beneficially owned 97,171 (9.58% of the class)
- Carrie A. Schneider: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: personal funds (PF); sole voting power 25,040; shared voting power 72,131; sole dispositive power 25,040; shared dispositive power 72,131; aggregate amount beneficially owned 97,171 (9.58% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock
Name of issuer: EWSB Bancorp, Inc.
Address of issuer's principal executive offices: 109 West Second Street, Kaukauna, Wisconsin (WI), 54130

## Item 2. Identity and Background
Name of person filing: Kory J. Schneider and Carrie A. Schneider.
Residence or business address: The address for both Kory J. Schneider and Carrie A. Schneider is: W10097 Allcan Road, New London, Wisconsin 54961.
Present principal occupation or employment: Mr. Schneider is the Vice President of Member Experience for East Wisconsin Savings Bank, 109 West Second Street, Kaukauna, Wisconsin 54310. Mrs. Schneider is a judge for Outagamie County.
Criminal convictions in the last five years: Neither Mr. Schneider nor Mrs. Schneider has, during the last five years, been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: Neither Mr. Schneider nor Mrs. Schneider has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and has not, as a result of such proceeding, been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: Mr. Schneider and Mrs. Schneider are both U.S. citizens.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: The shares of the Issuer's Common Stock were purchased with personal funds.

## Item 4. Purpose of Transaction
Purpose of transaction:
The shares covered by this Schedule 13D are being held for investment purposes. Mr. Schneider and Mrs. Schneider may, from time to time, acquire additional securities of the Issuer using personal funds through a broker and/or privately negotiated transactions or dispose of securities.

Except as described above, neither Mr. Schneider (except in his capacity as an officer of the Issuer and of East Wisconsin Savings Bank, the wholly-owned subsidiary of the Issuer) nor Mrs. Schneider have any present plans or proposals that relate to or would result in any of the matters listed in Items 4(a)-(j) of Schedule 13D, although, depending on the factors discussed herein, the Reporting Person may change his purpose or formulate different plans or proposals with respect thereto at any time.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: As of the date hereof, Mr. Schneider and Mrs. Schneider beneficially own, in the aggregate, 97,171 shares of the Issuer's Common Stock, representing 9.58% of the 1,014,220 shares of the Common Stock deemed outstanding for such purpose.
Number of shares as to which each person has sole or shared power to vote or dispose:
Mr. Schneider has sole voting and dispositive power with respect to 72,131 shares of the Issuer's Common Stock and has shared voting and dispositive power with respect to 25,040 shares of the Issuer's Common stock with his spouse, Carrie Schneider.

Ms. Schneider has sole voting and dispositive power with respect to 25,040 shares of the Issuer's Common Stock and has shared voting and dispositive power with respect to 72,131 shares of the Issuer's Common stock with her spouse, Kory Schneider.
Transactions in the class effected during the past sixty days:
On June 29, 2026, Kory Schneider purchased 32,860 shares for a purchase price of $10 per share in a subscription offering.

On June 29, 2026, Carrie Schneider purchased 15,040 shares for a purchase price of $10 per share in a subscription offering.
Other persons with the right to receive dividends or sale proceeds: None
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: See response to Item 4 above.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: See Exhibit 1.

## Signatures
- Kory J. Schneider: /s/ Kory J. Schneider, Kory J. Schneider, Vice President of Customer Experience (07/27/2026)
- Carrie A. Schneider: /s/ Carrie A. Schneider, Carrie A. Schneider (07/27/2026)